UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.    )*

SITO Mobile, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82988R203

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane, Chatham,

New Jersey, 07928

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82988R203	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Stephen D. Baksa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 986,699 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 986,699 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,699 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)(3)
14	TYPE OF REPORTING PERSON IN

(1) As of the date hereof, Mr. Baksa beneficially owns 986,699 shares of Common Stock, which includes (i) 756,965 shares of Common Stock held directly by the Reporting Person; (ii) 204,734 shares of Common Stock held by in trust for Mr. Baksa’s immediate family, (iii) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the SITO Mobile Ltd. 2010 Stock Option Plan (the “2010 Plan”) with an exercise price of $6.04 per share and (iv) 20,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share.

(2) All percentages of beneficial ownership presented herein are based on an aggregate of 20,681,047 shares issued and outstanding as of November 14, 2016 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016.

(3) See Item 5.

CUSIP No. 82988R203	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Thomas M. Candelaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,750(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 406,750 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (2)
14	TYPE OF REPORTING PERSON IN

(1) As of the date hereof, Mr. Candelaria beneficially owns 406,750 shares of Common Stock, which includes (i) 386,750 shares of Common Stock held by Streamworks Technologies, Inc., a corporation for which Mr. Candelaria is the sole director and shareholder; and (ii) 20,000 shares of Common Stock held in trust for Mr. Candelaria’s immediate family.

(2) See Item 5.

CUSIP No. 82988R203	SCHEDULE 13D	Page 4 of 9

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.0001 par value (the “Common Stock”) of SITO Mobile, Ltd., a Delaware corporation (the “Issuer”) and is being filed to amend the Schedule 13D as specifically set forth below. The principal executive office of the Issuer is located at The Newport Corporate Center, 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

Item 2.	Identity and Background.

This statement is being filed by and on behalf of:

(i) Mr. Stephen D. Baksa; and

(ii) Mr. Thomas Candelaria

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of Mr. Baksa is 2 Woods Lane, Chatham, NJ 07928. The principal business of Mr. Baksa is to invest in and assist growth-oriented businesses. Mr. Baksa is a citizen of the United States.

The address of the principal office of Mr. Candelaria is 3228 El Camino del Norte. The principal business of Mr. Candelaria is as a business consultant. Mr. Candelaria is a citizen of the United States.

During the last five years, none of the Reporting Persons has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82988R203	SCHEDULE 13D	Page 5 of 9

Item 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Person acquired beneficial ownership of the Securities with his own personal funds and not with borrowed funds.

Item 4.	Purpose of Transaction.

The Reporting Persons believe the securities of the Issuer are significantly undervalued. The Reporting Persons believe the Issuer operates in a highly strategic area of the technology industry with an attractive competitive position and a compelling product set, the value of which is not reflected in the Issuer's current market value. The Reporting Persons believe there are strategic and operational opportunities for the Issuer that would meaningfully increase value to shareholders and are willing to initiate a dialogue with the Issuer's management and Board of Directors (the “Board”) regarding those opportunities.

At the same time, the Reporting Persons believe that each of Betsy Bernard, Richard O’Connell, Jonathan Sandelman and Joseph Beatty have demonstrated extremely poor judgement in the oversight of the business of the Issuer and the Issuer’s management. As such, the Reporting Persons believe that the Issuer would be better positioned to capitalize on strategic and operational opportunities and increase shareholder value if the current Board was reconstituted by removing such members of the Board and replacing them with individuals whom the Reporting Persons believe are more likely to oversee the Issuer with a greater degree of success. To that end, the Reporting Persons would be supportive of an effort to remove each of Betsy Bernard, Richard O’Connell, Jonathan Sandelman and Joseph Beatty from the Board and to replace such directors with individuals better aligned with the interests of the Issuer’s shareholders.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions and/or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 82988R203	SCHEDULE 13D	Page 6 of 9

Item 5.	Interest in Securities of the Issuer.

(a)         As of the date hereof, Mr. Baksa beneficially owns 986,699 shares of Common Stock (approximately 4.8% of the Issuer’s outstanding stock), which includes (i) 756,965 shares of Common Stock held directly by the Reporting Person, (ii) 204,734 shares of Common Stock held in trust for Mr. Baksa’s immediate family, (iii) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the 2010 Plan with an exercise price of $6.04 per share and (iv) 20,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share.

As of the date hereof, Mr. Candelaria beneficially owns 406,750 shares of Common Stock (approximately 2.0% of the Issuer’s outstanding stock), which includes (i) 386,750 shares of common stock held by Streamworks Technologies, Inc., a corporation for which Mr. Candelaria is the sole director and shareholder; and (ii) 20,000 shares of Common Stock held in trust for Mr. Candelaria’s immediate family.

By virtue of the informal understanding of the Reporting Persons to consult with eachother with respect to actions taken by each with respect to the shares of the Issuer’s Common Stock that are from time-to-time owned by each, Mr. Baksa and Mr. Candelaria may be deemed to constitute a group for purposes of Section 13 of the Exchange Act and may be deemed to have beneficial ownership of the Common Stock owned by the eachother. If the Reporting Persons are deemed to be members of a group, the Reporting Persons may be deemed to beneficially own an aggregate of 1,394,199 shares of Common Stock, or approximately 6.7% of the Issuer’s outstanding Common Stock. Each Reporting Person hereby expressly disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest in those shares directly held by such Reporting Person.

(b)          Regarding the number of shares of Common Stock as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)  Other than as set forth below, none of the Reporting Persons has effected any transactions in the shares of Common Stock within the past 60 days.

On March 17, 2017, Mr. Baksa acquired 73,194 shares of Common Stock at a price per share of $2.2651 in open market broker transactions.

(d) Other than as set forth in this Report, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

CUSIP No. 82988R203	SCHEDULE 13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of Mr. Baksa and Mr. Candelaria has informally agreed to consult with each other with respect to actions taken by each with respect to the shares of the Issuer’s Common Stock that are from time-to-time owned by each. The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 82988R203	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of March 17, 2017, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 82988R203	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017

By:	/s/ Stephen D. Baksa
Name: Stephen D. Baksa

By:	/s/ Thomas Candelaria
Name: Thomas Candelaria